United States securities and exchange commission logo





                              September 17, 2021

       Qimin Zhou
       Chief Financial Officer
       China Eastern Airlines Corporation Limited
       5/F, Block A2, Northern District, CEA Building
       36 Hongxiang 3rd Road, Minhang District, Shanghai
       The People   s Republic of China

                                                        Re: China Eastern
Airlines Corporation Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Filed April 28,
2021
                                                            File No. 001-14550

       Dear Mr. Zhou :

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

   1. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such
as the following:
                                                            decreased demand
for services that produce significant greenhouse gas emissions or are related to
carbon-based energy sources;
                                                            increased demand
for services that result in lower emissions than competing
                                                            products;
                                                            increased
competition to develop innovative new services that result in lower emissions; and
                                                            any anticipated
reputational risks resulting from operations or products that produce material greenhouse
gas emissions.
   2. Disclose the material effects of transition risks related to climate change that may affect your business,
financial condition, and results of operations, such as policy and regulatory changes that could
impose operational and compliance burdens, market trends that may alter business
opportunities, credit risks, or technological changes.
 Qimin Zhou
China Eastern Airlines Corporation Limited
September 17, 2021
Page 2
3. Disclose any material litigation risks related to climate change and the potential impact to the company.
4. Quantify any material increased compliance costs related to climate change.
5. If applicable and material, provide disclosure about any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Brad Skinner, Office
Chief at (202) 551-3489, if you have questions regarding the comments.



FirstName LastNameQimin Zhou                          Sincerely,
Comapany NameChina Eastern Airlines Corporation Limited
                                                      Division of Corporation
Finance
September 17, 2021 Page 2                             Office of Energy &
Transportation
FirstName LastName